Exhibit 12.0
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Interest Expense	$51,500	$64,800	$68,100	$74,100	$74,500

Estimated Interest Portion of Rent Expense	10,168	10,583	11,666	12,183	14,679

Fixed Charges	$61,668	$75,383	$79,766	$86,283	$89,179

Income from Continuing Operations Before Income Taxes	$647,700	$495,000	$428,500	$346,500	$280,200

Add: Fixed Charges	61,668	75,383	79,766	86,283	89,179

Less: Equity in Earnings of 50% or Less Owned Companies	(724)	(1,328)	(2,903)	(2,534)	(2,969)

Earnings Before Fixed Charges	$708,644	$569,055	$505,363	$430,249	$366,410

Ratio of Earnings to Fixed Charges	11.5x	7.5x	6.3x	5.0x	4.1x